Remuneration & Nomination
                               Committee Changes

The Board of GlaxoSmithKline plc announces that with effect from today the roles and responsibilities of the Remuneration & Nominations Committee have been separated into two committees:


Remuneration Committee

Paul Allaire, the Chairman of the former Remuneration & Nominations Committee, is the Chairman of the new Remuneration Committee. Sir Roger Hurn, Michele Barzach, John McArthur and Donald McHenry are the other members of the Committee.

Nominations Committee

Sir Christopher Hogg is the Chairman of the new Nominations Committee. Sir Roger Hurn, Sir Ian Prosser, John McArthur and Donald McHenry are the other members of the Committee.


S M Bicknell
Company Secretary


30 October 2002